June 30, 2006

Mr. Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)
File No. 0-19599

Dear Mr. Cline:

We are writing in response to your letter dated June 5, 2006, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2005, and our quarterly report for the period ended September 30, 2005.

For your convenience and reference, we have repeated in bold text the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we intend to revise our future filings as indicated in our responses below.

Comment #1

We note your response to comments 5 and 6 from our letter dated February 15, 2005 and comment 1 from our letter dated March 22, 2006.

Please tell us the other regulatory methods you use to calculate interest revenue on your loans.

Please revise your proposed disclosure to state that the results of the combination of your methods do not differ materially from those obtained by using the interest method.

Response 1a

Currently, all states where we operate use rule of 78’s to calculate interest revenue. We have omitted any reference to the “other regulatory methods” from our disclosures.

Response 1b

We have revised our disclosure in our most recently filed Form 10-K to state that the results of the combination of our methods do not differ materially from those obtained by using the interest method. We will also include this disclosure in future filings.

Comment 2

We note your response to comment 2 from our letter dated March 22, 2006, as well as the two valuation reports provided as part of your response. We have the following comments specifically related to the valuation methodology used in the April 2002 valuation report.

Please tell us why you did not obtain a final valuation report from KPMG Consulting for this valuation of certain intangible assets of a Ten Branch Kentucky Lender. Please tell us whether you are aware of any items which were subject to change. In this regard, we note there appears to be a discrepancy regarding the useful life that was determined in this report since we note that page 16 of the report indicates that the useful life of the customer intangible was six years, but page 17 indicates that a nine year useful life was assigned. Finally, please tell us whether you relied on the amounts determined in this report for purposes of recording this acquisition in your financial statements. If so, please tell us how you factored in the deferred tax impacts of the acquisition. In this regard, we note the “Valuation Conclusion” section of the report (page 17) indicates a valuation conclusion for goodwill of $471,518. It appears KPMG Consulting was opining on the goodwill balance, which would imply the valuation firm determined the deferred tax impacts of the acquisition. Please advise how the deferred tax effects were properly considered in the valuation.

Response 2a

A final valuation report from KPMG Consulting for this valuation of certain intangible assets of a Ten Branch Kentucky Lender was not obtained due to an oversight by management. However, a new valuation was conducted in fiscal 2006 to evaluate our current method of applying a value and useful life to intangibles.

We were aware of the discrepancy between page 16 and 17 of the report, and that the 6 year life on page 16 was a typing mistake. The 9 year life is noted on Exhibit A and Exhibit B1.1. We have verified with the original author of the study that this was indeed a typing mistake. We are not aware of any other items which were subject to change.

We did utilize the amounts determined in this report for purposes of recording this particular acquisition in our financial statements, and the report was used for determining an estimate of the allocation between customer list intangible and goodwill in subsequent acquisitions until the receipt of the fiscal 2006 valuation. KPMG Consulting did not factor in a deferred tax impact in the calculation of the goodwill; however since the valuation was being used to determine the portion of purchase price to allocate to the customer list intangible and goodwill, both of which are generally tax deductible in our transactions, we do not believe this would have any significant impact on the allocation between goodwill and customer intangibles in our purchase accounting.

Comment 2b

Exhibit B 1.1 of this report shows the calculation of the value of the customer intangible using the income approach. It appears the methodology used to value the customer intangible may have the effect of double counting some of the cash flows related to the loan runoff since the model assumes cash flows begin in the first year for the valuation of the customer relationships. It would appear that these cash flows would already be factored into the valuation of the loans. Please advise as to whether you think some of the cash flows may have been double counted using your current methodology. In responding to this comment, please tell us the average life of the loans acquired as part of this acquisition and your estimate of the impact on the valuation of the customer intangible.

Response 2b

We do not believe that the cashflows were double counted in the customer list valuation. The customer relationship intangible is equal to the value of the relationship less the loan premium (or discount). Since the fair value of the loans were deemed to be equal to the book value, no additional adjustment was required to calculate the value of the customer relationship intangible.

However, if the cash flows were double counted, the maximum effect of this consideration is insignificant (approximately $110,000 after-tax), since the remaining life of the acquired loans is approximately 3 months.

Comment 2c
We note that you indicated in a teleconference with the staff on May 31, 2006, that you may acquire numerous small-loan consumer finance companies a year. Please tell us whether you used a similar methodology as noted in b) above in valuing your customer intangibles. If so, please tell us how you quantified the impact of any improper double counting of cash flows in your valuation of the customer intangible for these acquisitions.

Response 2c

We used the valuation as guidance in determining how to allocate the excess of the fair value of the tangible assets and the non-compete (if applicable) and the purchase price. In utilizing the valuation, we determined the excess would be allocated 2/3 goodwill and 1/3 customer list.

As noted in b) above, we do not believe that the cash flows were double counted. However, if the cash flows were double counted when valuing the customer intangible list the impact would not be material. Therefore, we did not quantify any hypothetical impact.

Comment 2d

We note you indicated on the May 31, 2006 teleconference that the business acquired over the years may also have other ancillary lines similar to yours, including tax preparation or data processing services. You also indicated that in valuing your customer intangible you did not take into consideration any of these other services that were already being provided to these customers, or that may be provided to these customers after the acquisitions as you try to cross market these products that you currently offer to these acquired customers. You indicated that it was unlikely that you would cross sell data processing services to these customers since these services are typically provided to corporate customers. However, tell us how you took into consideration the tax preparation services that were historically provided to these customers by the acquired business. In this regard, it would appear that future cash flows related to these customers that are expected to continue to recur should have been factored into the value of the customer relationship. Additionally, it appears that cash flows expected to be generated from the acquired loan customers that are not currently obtaining tax preparation services from the company, but are expected to in the future due to cross marketing to these customers, should be considered. In this regard, we note that the number of tax returns processed by the company has grown significantly over the past few years and it appears at least part of this growth may be due to cross selling to existing loan customers acquired as part of your many acquisitions. If you do not believe the impact would be material, please provide an analysis as to how you reached that conclusions. Please also provide any statistics you may have regarding the percentage of loan customers that are also customers of your tax preparation services and statistics regarding attrition for your tax preparation customers.

Response 2d

Regarding our prior acquisitions we are unable to determine if the offices offered tax services or not, as this is not information that we normally obtain during the negotiation and acquisition process.

The future cash flows related to offering tax preparation services to acquired customers does not have a material impact on the future cash flows related to customer relationships. From fiscal 2002 through fiscal 2006, the tax preparation fees represent 3% or less of an office’s total revenue. In addition, only about 50% of our tax customers are also loan customers and conversely, only about 17% of our loan customers are tax customers.

Although the consolidated number of tax returns processed has grown over the past few years, the average number of tax returns processed by an office has remained relatively constant at 90 and 95 returns per office, which represents less than $15,000 in revenue per office. The overall increase in returns is due to our increase in the number of offices, 441 at March 31, 2002 to 620 at March 31, 2006.

Comment 2e
Please tell us why you are not factoring in a risk capital charge in the valuation of the customer intangible.

Response 2e

A risk capital charge of 2.23% of revenues was used in the valuation of the customer list intangible, reflecting the return required for working capital and fixed assets. The net cash flows were then discounted at the calculated cost of equity of 14%.

Comment 2f
Please provide the weighted average cost of capital (WACC) reconciliation for this valuation. Additionally, please provide an industry WACC comparison.

Response 2f
Following is the cost of capital reconciliation:

Estimated Purchase Price	$ 6,409,588

	Return Reconciliation

	Fair Value	Percent of	After-Tax Required	Weighted
	of Assets	Total Value	Rate of Return	Return

Net Working Capital	$4,600	0.1%	6.0%	0.0%
Personal Property	125,000	2.0%	7.0%	0.1%
Loans	5,512,236	86.0%	14.0%	12.0%
Non-Compete Agreements	50,000	0.8%	14.0%	0.1%
Customer Relationships	246,144	3.8%	14.0%	0.5%
Workforce	1,770	0.0%	14.0%	0.0%
Other Intangible Assets Including Goodwill	469,838	7.3%	16.0%	1.2%

Total	6,409,588	100.0%		14.0%

Cost of Capital				14.0%

The third party specialist referenced Ibbotson Associates 2002 Cost of Capital Yearbook to compare the concluded discount rate to an industry discount rate based on similar publicly traded companies. The Cost of Capital Yearbook is a widely recognized and accepted empirical data source for cost of capital benchmarks that is used in many professions. The third party specialist referenced data for SIC 6141 (Personal Credit Institutions), which included World Acceptance Corporation. The data provides a range of rates for cost of equity of approximately 13.0% to 14.3%, after allowing for an appropriate size premium. This data indicates that the concluded discount rate of 14.0% in the 2002 valuation, which is also based on market empirical data, falls within the observed range and is reasonable.

Comment 3a

Please respond to the following comments regarding the methodology used to develop the attrition rates which are used in both determining the value of the customer intangible (through the income approach) and in determining an appropriate useful life for the customer intangible.

We note disclosure on page 3 of your March 31, 2005 Form 10-K which indicates that “since 1997, the Company has expanded its product line to include larger balance, lower risk and lower yielding individual consumer loans.” This disclosure also indicates that you have purchased numerous larger loan offices and made several bulk purchases of larger loans receivable. In light of the appearance of a different class of customer that would appear to have significantly different characteristics from your smaller loan class of customer, please tell us why you don’t believe you should value these customers separately. In this regard, it would appear the renewal or repeat loan rates would be different since these customers would likely have the ability to obtain loans from other lenders. Additionally, it appears the reasons these customers obtain loans from you may be different from the reasons your smaller loan customers obtain loans from you, resulting in different renewal or new loans ratios. It would appear these different rates could materially impact both the value determined for the customer relationship under the income method (since attrition rates would be different, as well as cash flows since you are not charging the maximum interest rate permitted for these loans). Additionally, it would appear the amortization period for the two classes of customers may be different. Please tell us how you considered whether it was appropriate to separately value the different classes of customers. Your response should also provide any relevant statistics you may have, for example, attrition rate for each class.

Response 3a

We believe that small loans or large loan customers have similar characteristics and perform similarly. These characteristics consist of one or more of the following items:

•	Lower income
•	Poor credit rating
•	Many have no checking account or banking relationship
•	Many have limited access to traditional sources of consumer credit

We did prepare an analysis to compare the number of large loan customer and small loan customers who had loans open on March 31, 2001 and March 31, 2006, noting that 30% of the small loan customers who had a loan at March 31, 2001 also had a loan at of March 31, 2006 and 32% of the large loan customers who had loan at March 31, 2001 also had a loan at March 31, 2006. This analysis supports our assumption that the performance of small and large loan customers is not materially different.

Comment 3b

Please tell us how you took into consideration the different lending policies that may have been in place at the acquired business before it was acquired by you. It would appear that different lending practices could impact the attrition rates, for example, if one of the companies had more strict lending policies.

Response 3b

As part of our due diligence review, we analyze the target’s underwriting procedures to determine that the characteristics of the customers we are acquiring and the products they have been offered are similar to our customers. Due to our belief that the characteristics of the loan customers are similar (as discussed in 3a above), we do not believe that different lending practices would impact the attrition rates.

Comment 3c

Please tell us how you took into consideration the different geographic areas of the customers in the acquired businesses. In this regard, it appears likely that different geographic areas could have significantly different attrition rates depending on the local economy, state regulations and competition.

Response 3c

Regarding the attrition rates, we did not take into consideration the different geographic areas of the customers in the acquired businesses. Due to the characteristics of the loan customers (as discussed in 3a above), we do not believe that customers in different geographic areas have materially different attrition rates.

Comment 4a

Please respond to the following questions pertaining to the April 12, 2006 Navigant report regarding the support for lifing analysis of the customer relationship intangibles. This report indicates that the methods used support the concluded long term attrition rate of 10% and resulting remaining useful life of ten years.

We note this report considered four different scenarios in arriving at the 10% attrition rate, with large differences (7.1% - 18% range) depending on the methodology used. Please tell us whether you tried to reconcile the results between the four different scenarios. Additionally, in light of the large differences between the four scenarios, please tell us why you felt it was appropriate to take an average of the four scenarios in arriving at the 10% annual attrition rate.

Response 4a
In the April 12, 2006 memo, the third party specialist considered four additional approaches to corroborate the expected attrition rate of 10 percent. Each year close to 90% of revenue is generated by prior and existing customers. This reconciles closely to the 10 percent expected future attrition.

Also, the revenue attrition rate for a static pool of 10 year old customers was determined. The observed attrition rate for the 10 year old customers was 11 percent; which is also supportive of our 10% conclusion.

We also concluded an attrition rate of 9 percent based on the most recent fiscal year end which further supports our future attrition rate of 10 percent.

We believe that the 10 year data analyzed in Scenario three provides the most reliable and compelling evidence of a long-term 10 percent attrition rate. While all of the analyses that were performed generally support the concluded 10 percent attrition rate, the 10 year data captures the annual attrition of a seasoned customer base over a meaningful period of time. Given the fact that the existing customer base of World Acceptance is seasoned and exhibits inertia to switching, it is our opinion that the 10 year data supports the fact that the concluded annual attrition rate of 10 percent is reasonable.

Comment 4b

Please tell us why you calculated the attrition rates in each of the four scenarios based on revenue or loan balances (scenario 4), as opposed to number of customers. It is unclear how using revenue or loan balances permits an appropriate attrition calculation. For example, it would appear the scenario using loan balances to calculate attrition would only work if the loan balances were the same for each customer. It would appear that you should simply consider the number of customers existing at the beginning of the period, as compared to the same set of customers existing at the end of each period. Please advise.

Response 4b

The valuation considered historical customer attrition on a customer basis as well as a revenue basis.  From an economic perspective, we believe that it is more important to focus on lost revenue than lost customers when determining attrition since lost revenue more accurately captures the true economic loss of a customer.  Focusing on lost revenue recognizes the fact that in most businesses customers produce varying amounts of revenue depending on the buying patterns of individual customers.  Accordingly, there would be a more pronounced economic impact if a business loses a high revenue customer versus a low revenue customer.  It is our opinion, and generally accepted by valuation professionals, that calculating attrition based on the closest link to economic value is the most appropriate method to use.

Additionally, while we have started to make more of what is refered to as “large loans” to our customers, it is important to consider the similarities of the customer base of the large and small loan customers. The demographics and characteristics of the large loan customers are not dissimilar to that of the legacy small loan customers in that the customers generally fall into a high credit risk category.  The large and small loan customers have limited access to credit, which requires that they obtain short-term financing from us.  Since the characteristics of the large and small loan customers are similar, and we have not found anything to indicate that the attrition profiles for the large and small customers are materially different, it seems reasonable to assume that an overall revenue based attrition analysis is appropriate.

Comment 4c

Please tell us why you believe it is appropriate to only calculate attrition based on five year and ten year periods. In this regard, based on information provided in Exhibit II of the report, it would appear that you have a much larger attrition percentage in the first year (ranging from 22% to 42%) and it is unclear how that attrition percentage changes over the next several years. It would appear that this information suggests an amortization period other than straight line should be used to amortize the customer intangibles. Please advise.

Response 4c
Five and ten year periods were useful analytical time frames for evaluating the historic attrition of the customer base. More recent indications of attrition for periods of 1, 3 and 5 years, were also considered. Since the shorter “stub” curves require more speculative curve fitting, the 10 year data is superior for prediction purposes.

It is important to note that the fact that the implied “one time” attrition rates do not indicate accelerated amortization as they are not included in the value of the customer base and do not reflect the remaining life of the existing customers.

Comment 4d

Please tell us whether you have data to calculate annual attrition rates, by class of customer (“larger loan” customers, “smaller loan” customers, and tax preparation customers) and geographic area.

Response 4d

As noted above in 3(a), we do have the ability to determine that a customer existed at two points in time (e.g. March 31, 2001 compared to March 31, 2006); however, we do not have the data to calculate annual attrition rates by class of customers.

The information by geographic area could be developed, but it would be costly and burdensome and, we believe the customer characteristics are similar and would not produce substantial differences.

Comment 5

As discussed on our teleconference on May 31, 2006, the company has a history of acquiring a large number of small lenders each year. We understand the company does not obtain a separate valuation report in connection with each of these acquisitions. Please tell us the methodologies used to allocate the purchase price of the assets and liabilities acquired in connection with these acquisitions, with a particular emphasis on valuing the intangible assets acquired.

Response 5

The Company evaluates each acquisition to determine if the acquired enterprise meets the definition of a business. Those acquired enterprises that meet the definition of a business are accounted for as a business combination under SFAS No. 141 and other acquisitions are accounted for as asset purchases.

When the acquisition results in a business combination (new office), the purchase price is allocated to the estimated fair value of the tangible assets acquired (generally loans, fixed assets, and leasehold improvements) and the estimated fair value of the identified intangible assets acquired (generally non-compete agreements and customer lists) and goodwill. The method used to allocate the purchase price is as follows:

•
The carrying value of the loans approximates their fair value since the loans are originated at prevailing market rates and have an average life of approximately four months, before they are generally renewed. Given the short term nature of these loans, they are continually repriced at current market rates.

•
The carrying value of the fixed assets (e.g. desk, chairs, cubicles), approximates the fair value. The amount of fixed assets acquired is insignificant, generally less than $15,000 or less than 3% of the purchase price.

•	The fair value of the non-compete agreements is the stated value on the non-compete agreement, which is generally $5,000 or less.
•
The remaining excess of the purchase price over the fair value of the net assets acquired is allocated to the customer list and goodwill. We have used the April 2002 valuation and the January 2006 valuation as a basis for concluding that 2/3 of this “remaining excess” should be allocated to goodwill and 1/3 should be allocated to customer list intangible. As of March 31, 2006 we had 63 offices with recorded goodwill, which represents approximately 10% of our offices.

When the acquisition is of a portfolio of loans only, the purchase price is allocated to the estimated fair value of the tangible assets (loans) and the estimated fair value of intangible assets (non-compete agreements and customer lists). The method used to allocate the purchase price is as follows:

•
The carrying value of the loans approximates their fair value since the loans are originated at prevailing market rates and have an average life of approximately four months, before they are generally renewed. Given the short term nature of these loans, they are continually repriced at current market rates.

•	The fair value of the non-compete agreements is the stated value on the non-compete agreement; which is generally $5,000 or less.
•	The difference between the purchase price and the fair value of the loans and non-compete agreements is allocated entirely to customer list.

Additional Commentary on Responses 2-5

During the last four fiscal years we have acquired loans that we put into approximately 200 separate offices. Of this number approximately 60 have had a part of the intangible asset allocated to goodwill with all the remaining intangibles allocated to non compete agreements and customer lists. These purchases have ranged in size from approximately $20,000 to approximately $6 million. During this time, we have utilized our third party valuation to allocate our intangibles and amortize them on a consistent basis. While we realize that each acquisition will have some differing characteristics, we believe that they are substantially the same.

As part of our year end financial reporting process, we performed a SAB 99 analysis, whereby we determined the impact of a different allocation and a different amortization period. Using what we believe to be an extreme, unlikely scenario of purchase price allocation (100% allocated to customer list, 0% allocated to goodwill, and a 5-year life), the pre-tax impact to the statement of operations would be a reduction of $1,824,000 in fiscal 2006, $1,413,000 in fiscal 2005, and $941,000 in fiscal 2004, or 3.0%, 2.4%, and 1.6% of income before income taxes for each of the respective years. We believe a similarly insignificant impact would result in future years from such extreme assumptions being applied to past acquisitions. We also considered the qualitative factors outlined in SAB 99, and concluded that we do not believe this would have a material impact to our overall financial statements.

Comment 6

Please tell us the methodology used to test your customer intangible assets for impairment under SFAS 144 and the last time you were required to do so. Your response should also include a discussion of the asset group level used to test these assets for impairment.

Response 6

We assess impairment of customer list whenever changes or events indicate that the carrying amount may not be recoverable. We assess impairment of these assets generally at the office level based on the operating cash flows of the office and our plans for office closings. In the case of an office closing, we also consider if the customer base is being transferred to another office when assessing impairment. We write down such assets to fair value if, based on the analysis, the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets. We did not record any material impairment charges for the fiscal years 2006, 2005 and 2004.

Comment 7a

We note your response to comment 5 from our letter dated March 22, 2006. Please revise your SOP 03-3 disclosure as follows:

Disclose that you consider a loan to have a deterioration in credit quality since origination when it is more than 60 days past due.

Response 7a

In our most recent Form 10-K filing, we disclosed that the Company considers a loan to have a deterioration in credit quality since origination when it is more than 60 days past due.

Comment 7b

Disclose that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loan will not be accounted for as a new loan.

Response 7b

In future filings we will disclose that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loans will not be accounted for as a new loan.

In accordance with the Staff’s comments in your letter dated June 5, 2006, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this addresses each of your concerns and comments. Please let me know if you would like to discuss any of these matters further.

Sincerely, /s/ A. Alexander McLean III A. Alexander McLean III Chief Executive Officer World Acceptance Corporation